Apollomics Inc.

989 E. Hillsdale Blvd., Suite 220

Foster City, California, 94404

May 28, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:   Chris Edwards

Re:	Apollomics Inc.

Registration Statement on Form F-3

Filed March 9, 2026, as amended May 15, 2026

File No. 333-294154

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the above-referenced Registration Statement on Form F-3 (the “Registration Statement”) of Apollomics Inc. We respectfully request that the Registration Statement become effective as of 4:30 p.m., Eastern Time, on June 2, 2026, or as soon as practicable thereafter.

Very truly yours, Apollomics Inc. By: /s/ Peter Lin Chief Financial Officer (Principal Financial Accounting Officer)

cc:	Alison M. Pear, Esq.

Buchalter, LLP